WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2014

The following management discussion and analysis of Western Copper and Gold Corporation (together with its subsidiaries, “Western” or the “Company”) is dated March 27, 2015, and provides an analysis of the Company’s results of operations for the year ended December 31, 2014.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Western’s audited consolidated financial statements for the year ended December 31, 2014 and the notes thereto. The Company’s accounting policies are described in note 3 of the audited consolidated financial statements for the year ended December 31, 2014. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT under the symbol WRN. Additional information relating to the Company, including the Company’s Annual Information Form for the year ended December 31, 2014 (“AIF”), is filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov on Form 40-F.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation and its wholly-owned subsidiary, Casino Mining Corp., are focused on advancing the Casino project (“Casino” or “Casino Project”) towards production. The Casino Project is located in Yukon, Canada and hosts one of the largest undeveloped copper-gold deposits in Canada. The Company completed a feasibility study on the Casino Project in January 2013 and completed the first step in the permitting process by submitting the Casino Project proposal to the Yukon Environmental and Socio-economic Assessment Board in January 2014. Western is advancing the project through the permitting process, and continues to progress certain key aspects of the project’s development.

FINANCIAL POSITION

As at December 31, 2014, Western had working capital of $15.7 million, including $16.6 million in cash and short-term investments. To date, the Company has not received any revenue from mining operations and is considered to be in the exploration stage. Although Western believes that its current working capital balance will be sufficient to complete the permitting of the Casino Project, it will require additional funding for on-going operations and the development of the Casino mine. While it has been successful raising required funds in the past, there can be no assurance that it will be able to do so in the future.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

CORPORATE ACTIVITIES

Effective October 22, 2014, Mr. Archie Lang was appointed to the Board of Directors and Robert Byford resigned as a director of the Company.

Mr. Lang was an elected member of the Yukon Legislative Assembly for two terms between 2002 and 2011. During his tenure as an elected official, he served as Minister of Energy, Mines, and Resources, Minister of Highways and Public Works, and Minister of Community Services.

Mr. Lang’s work in those ministries provided him with in-depth knowledge of key issues surrounding the development of natural resources in the north. During his tenure, Archie also assisted in managing the devolution of responsibility for these portfolios from Canada to Yukon and, in conjunction with the Federal Government and First Nations, implemented the Yukon Environmental and Socio-economic Assessment Act.

CASINO PROJECT

PERMITTING

Western submitted the Casino Project Proposal (the “Project Proposal”) to the Yukon Environmental and Socio-economic Assessment Board (“YESAB”) for assessment in January 2014. The assessment process in the Yukon involves several steps after the submission of the Project Proposal concluding with the issuance of a Decision Document by YESAB. Once a project receives the Decision Document, the next step is obtaining a Quartz Mining License (“QML”). The QML would allow the Company to begin construction of the mine. The final significant permit following the issue of the QML is the Yukon Water License.

On November 28, 2014, the Casino Project re-entered the YESAB process after a six-month hold period to allow for additional consultation with Little Salmon/Carmacks First Nation (“LSCFN”). On January 23, 2015, YESAB provided its Adequacy Review Report to the Company. This report outlines the YESAB’s requests for further information before the Casino Project may proceed to the public screening phase of assessment. Western submitted additional information on March 16, 2015. YESAB will review the additional information and either declare the application adequate to advance to the screening phase or request further information.

COMMUNITY RELATIONS

The Casino Project is located primarily within Selkirk First Nation’s Traditional Territory. On March 12, 2014, Western and Selkirk First Nation announced that they had entered into an agreement relating to the Casino Project. The agreement commits the parties to work cooperatively to review, evaluate and discuss the Casino Project, and lays the foundation for establishing future agreements.

On November 18, 2014, Western and LSCFN signed a Consultation and Technical Cooperation Protocol and a Negotiation Protocol. The protocols commit the parties to work cooperatively to review, evaluate and discuss the Casino Project, and lay the foundation for establishing future agreements.

The Company continues to work with First Nations and local communities to ensure that the various stakeholder concerns are addressed.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

DEVELOPMENT

The Company continues to develop certain key engineering aspects of the project, particularly in regards to power supply, liquefied natural gas supply chain, and project execution planning.

In May 2014, the Company signed a memorandum of understanding with Siemens Canada Ltd. (“Siemens”). Under the terms of this agreement, the two parties will work together to develop a concept for integrated electrical mining equipment from Siemens for the Casino Project, including the power plant and the mill drives.

In August 2014, Western announced that it has awarded the engineering, procurement and construction management (“EPCM”) contract for Casino to M3 Engineering & Technology Corporation of Tucson, Arizona (“M3”). M3 is a logical choice because it is very familiar with Casino, having worked on the project from an early stage preparing two pre-feasibility studies as well as the feasibility study issued in early 2013.

In September 2014, the Company announced that it signed a letter of intent (“LOI”) with M3 committing to develop an agreement for M3 to operate and maintain the Casino mine. The LOI outlines the general terms and scope by which M3 will operate the heap leach and concentrator processing facilities at Casino and provide procurement and contract management services to the Company. Under the direction of Western, M3 will manage all aspects of day-to-day operations at the mine site and the port of export, including mining, contract maintenance of mining equipment, power plant operations and maintenance, concentrate storage and load-out, and other support services contracts.

This arrangement is expected to enhance the Company’s ability to finance, build and operate the Casino mine and is expected to provide substantial benefits while having minimal impact on project economics.

TIMELINES

In 2015, the Company will continue to work with governments, local communities, and stakeholders to advance the Casino Project through the permitting process. Based on Casino’s permitting progress to date, the Company now estimates that key permits will be received near the end of 2016, with construction starting as soon as practicable thereafter.

The above-noted timelines represent management’s best estimate of Casino’s development schedule, however permitting timelines in North America are uncertain. Delays outside of the Company’s control may occur. Construction of the Casino Project is also subject to project financing.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

PROJECT HIGHLIGHTS

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on SEDAR on February 12, 2013. The Feasibility Study was prepared for the Company by Conrad Huss, P.E., Thomas Drielick, P.E., Jeff Austin, P.Eng., Gary Giroux, P.Eng., Scott Casselman, P.Geo., Graham Greenaway, P.Eng., Mike Hester, F Aus IMM and Jesse Duke, P.Geo., each a Qualified Person for the purposes of Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following summary is qualified in its entirety by reference to the full text of the Feasibility Study, which is available under the Company’s profile on SEDAR.

The Feasibility Study establishes the Casino Project as a robust copper-gold project with positive economics at conservative commodity prices. Globally over the past few years, very few projects of the size of Casino have been engineered to a feasibility study level and maintained attractive economics.

Reserve

The Feasibility Study estimates a proven and probable mill ore reserve of 965 million tonnes and a proven and probable heap leach ore reserve of 157 million tonnes. Without taking into account mining and metallurgical recovery, the proven and probable reserve contains 4.5 billion pounds of copper, 8.9 million ounces of gold, 483 million pounds of molybdenum, and 65 million ounces of silver.

The proven and probable reserve is as follows:

Proven & Probable	Tonnes (millions)	Copper (%)	Gold (g/t)	Moly (%)	Silver (g/t)
Mill Ore Reserve
Proven Mineral Reserve	91.6	0.336	0.437	0.0275	2.23
Probable Mineral Reserve	873.6	0.190	0.219	0.0222	1.68
Total Proven & Probable (Mill)	965.2	0.204	0.240	0.0227	1.74
Heap Leach Reserve
Proven Mineral Reserve	31.8	0.051	0.480	n/a	2.79
Probable Mineral Reserve	125.7	0.032	0.244	n/a	2.06
Total Proven & Probable (Heap)	157.5	0.036	0.292	n/a	2.21

Economics

The commodity prices used as the base case in the Feasibility Study (“Base Case”) show strong returns, including an after-tax net present value of $1.83 billion using an 8% discount rate, a 20.1% internal rate of return and a pay-back period of 3 years.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

The Company has calculated how the Casino Project returns are affected by changes in commodity prices. Based on the analysis below, the Casino Project is expected to provide positive returns in a conservative commodity price environment. All projected economic results below are on an after-tax basis and assume that the project is completely financed using equity.

		Feasibility Study	Current
		Base Case	Prices[1]
Copper Price	US$/lb	3.00	2.60
Gold Price	US$/oz	1,400	1,200
Molybdenum Price	US$/lb	14	9
Silver Price	US$/oz	25	16.5
Exchange Rate	C$: 1 US$	0.95	0.80

Net Present Value, After-tax	8%	1,830	1,700
Internal Rate of Return, After-tax	%	20.1	19.5
Payback Period	Years	3.0	3.0

Net Cash Flow (Y1-Y4)	C$ M/year	682	670
Net Cash Flow (Life of Mine)	C$ M/year	400	380

Note 1	The above information is derived from adjusting the Feasibility Study financial model (Table 22-5) for the above noted commodity prices only.

Higher grade ore fed to the concentrator during the first four years of the concentrator operation, combined with a low strip ratio in these years, result in higher yearly cash flows during this period. These strong cash flows in the early years of the project contribute significantly to the project's financial performance and short pay-back period.

		Years 1-4	Life of Mine
			22 years
Ore Grade[1]	Cu Eq %	0.70%	0.50%

Copper Production	(M lb/year)	245	171
Gold Production	(k oz/year)	399	266
Silver Production	(k oz/year)	1,777	1,425
Molybdenum Production	(M lb/year)	15.3	15.5

Strip Ratio		0.49	0.59

Net Smelter Return[2]	($/t milled)	31.59	22.59
Operating Costs	($/t milled)	8.52	8.52

Note 1	Copper Equivalent (“Cu Eq”) grade has been calculated using the following formula: Cu Eq % = (Cu %) + (Au g/t x 28.13/44.1) + (Mo % x 248.06/44.1) + (Ag g/t x 0.36/44.1) and the following commodity prices: US$2.00/lb copper, US$875.00/oz gold, US$11.25/oz silver, and US$11.25/lb molybdenum. The calculation assumes 100% metal recovery.

Note 2	Assumes Base Case commodity prices.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

Operating Costs

The Company anticipates that the Casino Project will have a by-product cash cost of negative $0.81 per pound of copper produced owing to economies of scale from the large operations, the low strip ratio, and the significant amount of revenue from by-product credits. Should the Casino Project be able to meet these goals, the project will be an industry-leading project on a copper cash cost basis.

US$ per pound
of copper[1]
Total Cash Operating Costs[2]	2.95
By-product Revenue (from Gold, Silver, Molybdenum sales)	(3.76)
Total Cash Operating Costs (Credits), net of By-product Revenue	(0.81)

Note 1	The above information is derived from the Feasibility Study financial model (Table 22-5), using Base Case commodity prices.

Note 2	Total Cash Operating Costs include mine site operating costs, such as mining, processing, administration, treatment and refining charges, and transportation costs, but are exclusive of royalties, reclamation, capital and development costs, and taxes.

Capital Costs

Total initial capital investment in the project is estimated to be $2.46 billion, which represents the total direct and indirect cost for the complete development of the Casino Project, including associated infrastructure and power plant. Sustaining capital for the project is estimated at $362 million.

CAPITAL COST	$ millions
Mine Costs (Direct and Indirect)	1,862
Infrastructure	332
Contingency	218
Owner's Costs	44
TOTAL CAPITAL COST	2,456

Casino is a large project that will require significant capital; however, estimated capital costs are in the lower half of comparable projects under development on a capital cost per pound of copper equivalent basis.

ROYALTIES AND PRODUCTION PAYMENTS

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED ANNUAL FINANCIAL INFORMATION

The following annual information has been extracted from the Company’s audited annual consolidated financial statements.

As at and for the year ended	31-Dec-14	31-Dec-13	31-Dec-12
	$	$	$

Loss and comprehensive loss	1,911,974	1,365,516	3,913,276
Loss per share – basic and diluted	0.02	0.01	0.04
Exploration and evaluation assets	32,545,517	27,034,538	17,706,346
Cash, cash equivalents, and short-term investments	16,573,387	23,207,467	33,517,542
Total assets	49,496,903	50,949,704	51,634,275

Items that resulted in significant differences in the annual figures presented above are explained in the following narrative.

Loss and comprehensive loss

For the year ended December 31, 2014 the Company reported a loss and comprehensive loss of $1.9 million. The loss and comprehensive loss was higher in 2014 than in 2013 largely because the Company recognized a smaller foreign exchange gain during the year ended December 31, 2014 as compared to 2013.

The loss and comprehensive loss for the year ended December 31, 2013 was lower than in 2012 largely because the Company recognized a foreign exchange gain of $1.35 million in 2013 and share-based payments were $1.3 million less than in 2012.

Exploration and evaluation assets

During the year ended December 31, 2014, the Company continued to advance the Casino Project. Costs incurred by the Company are capitalized, thus increasing the carrying value of exploration and evaluation assets.

Cash, cash equivalents, and short-term investments

Cash and cash equivalents decreased in 2013 and 2014 because the Company continued to incur expenditures to advance its Casino Project.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	31-Dec-14	30-Sep-14	30-Jun-14	31-Mar-14
	$	$	$	$
Loss and comprehensive loss	481,651	219,637	758,169	452,517
Loss per share – basic and diluted	0.01	-	0.01	-
Cash and short-term investments	16,573,387	18,791,338	20,274,820	21,439,870
Exploration and evaluation assets	32,545,517	30,746,696	29,038,352	27,639,939
Total assets	49,496,903	49,842,328	49,624,152	49,702,630

As at and for the quarter ended	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13
	$	$	$	$
Loss and comprehensive loss	470,337	639,139	117,180	138,860
Loss per share – basic and diluted	0.01	0.01	-	-
Cash and short-term investments	23,207,467	26,520,786	29,831,659	32,488,827
Exploration and evaluation assets	27,034,538	25,078,886	21,939,518	18,973,282
Total assets	50,949,704	51,966,739	52,126,881	51,723,268

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

The scale and nature of the Company’s corporate and administrative activity have remained relatively consistent over the periods presented above, but a number of items have led to significant fluctuations in quarterly losses. The most significant items include foreign exchange gains and losses related to US denominated currency and the timing and valuation of stock option grants.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets generally increases from period to period.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, total cash, cash equivalents and short-term investments is expected to decrease from one period to the next.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	$	$	$	$

Filing and regulatory fees	4,012	4,095	155,522	164,673
Office and administration	78,732	72,271	273,507	258,806
Professional fees	40,748	25,094	156,688	154,988
Rent and utilities	55,608	79,819	222,519	204,500
Share-based payments	58,499	107,387	304,109	652,436
Shareholder communication and travel	123,191	177,591	499,186	572,635
Wages and benefits	286,760	255,890	924,778	948,788

CORPORATE EXPENSES	647,550	722,147	2,536,309	2,956,826

OTHER ITEMS
Foreign exchange loss (gain)	(107,485)	(181,622)	(388,045)	(1,352,437)
Interest income	(58,414)	(70,188)	(236,290)	(238,873)

LOSS AND COMPREHENSIVE LOSS	481,651	470,337	1,911,974	1,365,516

THREE MONTHS ENDED DECEMBER 31, 2014

Western incurred a loss of $482,000 ($0.01 per common share) for the three months ended December 31, 2014 compared to a loss of $470,000 ($0.01 per common share) over the same period in 2013. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods, but a few items have led to significant differences in the comparative loss figures.

The Company held a significant amount of US dollar denominated cash and cash equivalents throughout the year ended December 31, 2013. Foreign exchange fluctuations have decreased in 2014, partly because the Company has significantly reduced its US dollar holdings and partly because of less volatile movements between the two currencies.

YEAR ENDED DECEMBER 31, 2014

The Company incurred a loss of $1.91 million ($0.02 per common share) for the year ended December 31, 2014 compared to a loss of $1.37 million ($0.01 per common share) during the year ended December 31, 2013. The difference in the comparative loss figures was largely driven by the fluctuations in the exchange rate between the Canadian and US dollar discussed above, the valuation of previous stock option grants, and lower shareholder communication and travel expenses.

Share-based payments during the year ended December 31, 2014 were $348,000 less than those recorded in 2013. The Company’s relatively high share price in 2011 led to much higher values being assigned to stock options granted in that year. The values associated with the 2011 stock options were fully amortized by the end of 2013. As a result, the Company recorded lower share-based payment charges in the current year.

Shareholder communication and travel expenses decreased by $73,000 during the year ended December 31, 2014 compared same period in 2013. During 2013 the Company incurred additional expenses associated with promoting the positive results of the feasibility study.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

For the year ended December 31,	2014	2013
	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(1,549,511)	(1,104,986)
Financing activities	284,349	9,350
Investing activities	2,692,521	(26,377,431)

CHANGE IN CASH AND EQUIVALENTS	1,427,359	(27,473,067)

Cash and cash equivalents – beginning	6,044,475	33,517,542

CASH AND CASH EQUIVALENTS	7,471,834	6,044,475

In addition to the $7.5 million in cash and cash equivalents, the Company held $9.1 million in short-term investments on December 31, 2014. Cash and short term investments totaled $16.6 million as at December 31, 2014 compared to $23.2 million as at December 31, 2013. The decrease is mainly a result of the Company’s on-going activities to advance the Casino Project.

Western’s current working capital is expected to be sufficient to fund the Company’s anticipated corporate expenses and development expenditures through the completion of permitting. The Company will have to raise significant additional capital in order to build the Casino Project.

Western is an exploration stage enterprise. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the year ended December 31, 2014, the Company received $284,000 from the exercise of stock options. This compares with $9,000 received from stock option exercises during the year ended December 31, 2013.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

Investing activities

Investing activities include both mineral property expenditures and purchases and redemptions of short-term investments. Investments with an original maturity of greater than three months, even if they are cashable without penalty before that time, are considered short-term investments for accounting purposes. Purchases and redemptions of short-term investments are mainly driven by cash requirements and available interest rates.

During the year ended December 31, 2014, Western redeemed $8.0 million in short-term investments, but spent just $5.3 million on exploration and evaluation expenditures. During the year ended December 31, 2013, Western invested $17 million of the proceeds from the sale of the NSR Royalty into short-term investments and expended $9.4 million on mineral property activities.

The majority of the mineral property expenditures in both periods relates to engineering and permitting work on the Casino Project. A summary of recent activities relating to the Casino Project is available under the Casino Project section at the beginning of this report.

OUTSTANDING SHARE DATA

As at the date of this report, the Company had 94,194,936 common shares outstanding. The Company also has 6,499,001 stock options outstanding with exercises prices ranging from $0.60 to $2.84.

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia. The future minimum lease payments by calendar year are approximately as follows:

Year	$
2015	222,000
2016	112,000
Thereafter	-

TOTAL	334,000

The Company is required to use the proceeds received from the sale of the NSR Royalty completed in December 2012 for furthering the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

The Company has no off-balance sheet arrangements, no capital lease agreements and no long term obligations other than those described above, and throughout this document, or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

RELATED PARTY TRANSACTIONS

Director and officer remuneration

The Company’s related parties also include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the periods presented was follows:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2014	2013	2014	2013
	$	$	$	$

Salaries and director fees	288,941	281,400	931,388	902,941
Share-based payments	50,754	96,332	265,178	564,289

	339,695	377,732	1,196,566	1,467,230

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

Other

From October 1, 2011 to March 31, 2013, administration, accounting and other office services were provided by Ravenwolf Resource Group Ltd. (“Ravenwolf”) on a cost-recovery basis. Ravenwolf was a private company owned equally by Western, NorthIsle Copper and Gold Inc. (“NorthIsle”), and Copper North Mining Corp. (“Copper North”). Effective April 1, 2013, NorthIsle and Copper North transferred their respective Ravenwolf shares to Western and, as a result, Ravenwolf became a wholly-owned subsidiary of Western. Before becoming a Western subsidiary, Ravenwolf charged the Company $372,684 for its services for the three month period ending March 31, 2013.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include share-based payments and income and mining taxes. Differences may be material.

Exploration and evaluation assets

The carrying amount of the Company’s exploration and evaluation assets represents costs net of write-downs and recoveries to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

The Company’s asset are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated. If the asset’s carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has adopted the following standards effective for January 1, 2014. The adoption of these standards has not had a significant impact on the Company’s financial statements.

IFRIC 21 - Levies sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized.

A number of new standards, amendments, and interpretations are effective for annual periods beginning on or after January 1, 2015 and have not been applied in preparing these consolidated financial statements. The Company is in the process of determining the impact that these changes will have on its financial statements.

IFRS 9 - Financial instruments addresses the classification, measurement and recognition of financial assets and financial liabilities. The IASB has previously issued versions of IFRS 9 that introduced new classification and measurement requirements (in 2009 and 2010) and a new hedge accounting model (in 2013). The July 2014 publication of IFRS 9 is the completed version of the Standard, replacing earlier versions of IFRS 9 and superseding the guidance relating to the classification and measurement of financial instruments in IAS 39 - Financial Instruments: Recognition and Measurement.

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

The completed version of IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed their joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and United States Generally Accepted Accounting Principles (“US GAAP”). As a result of the joint project, the IASB issued IFRS 15 - Revenue from Contracts with Customers to replace IAS 18 - Revenue and IAS 11 - Construction Contracts, and the related interpretations on revenue recognition.

The new revenue standard introduces a single, principles based, five-step model for the recognition of revenue when control of a good or service is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine transaction price, allocate the transaction price and recognize revenue when the performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help investors better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers and improves the comparability of revenue from contracts with customers.

IFRS 15 will be effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

Because of its inherent limitations, ICFR may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of the Company’s ICFR as of December 31, 2013 reported that such controls were ineffective as a result of a material design weakness caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer was responsible for preparing, authorizing, and reviewing information that was key to the preparation of financial reports. He was also responsible for preparing and reviewing the resulting financial reports. During 2014, management made material changes to the Company’s ICFR, specifically addressing the material weakness disclosed in the prior year, including:

•	Changes to roles and responsibilities of finance personnel involved in the financial close process based on an evaluation of their current qualifications and experience; and
•	Implementation of new control procedures surrounding the preparation, review and authorization of financial reports within the financial close process.

Management performed an in-depth review and assessment of the segregation of duties of key process owners involved in the financial close process, including the identification of compensating controls, and believes that the material changes implemented during 2014 have remediated the material design weakness disclosed by the Company as of December 31, 2013.

The Chief Executive Officer and the Chief Financial Officer assessed the effectiveness of the Company’s ICFR as at December 31, 2014. In making this assessment, the Company’s management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 Internal Control-Integrated Framework. Based on its assessment, management has concluded that, as at December 31, 2014, the Company’s internal control over financial reporting was effective.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2014 and have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2014.

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars, with a smaller portion incurred in US dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred, and therefore maintains a US dollar cash balance.

As at December 31, 2014, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $34,000 (December 31, 2013 - $58,000).

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This management discussion and analysis ("MD&A") contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators (collectively, "forward-looking statements"). Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures and readers are cautioned that FOFI may not be appropriate for other purposes. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth, among other places, under the heading “Casino Project” and elsewhere in the MD&A and may include, but are not limited to, statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results (including projected economic returns, operating costs, and capital costs in connection with the Casino Project); exploration results at the Company’s property; budgets; work programs; permitting or other timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates, continued availability of capital and financing, availability of equipment and personnel required for permitting, construction and operations, the Company not experiencing unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays, and general economic, market or business conditions and as more specifically disclosed throughout this document, and in the AIF and Form 40-F.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; changes in project parameters as plans continue to be refined; risks related to cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; risks related to the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
Year Ended December 31, 2014
(Expressed in Canadian dollars, unless otherwise indicated)

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE AND RESERVE ESTIMATES

The MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada as of the date of this MD&A, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The definitions of these terms differ from the definitions of such terms for purposes of the disclosure requirements of the SEC and contained in Industry Guide 7 of the SEC. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101 and required by NI 43-101 to be used for disclosure of mineral resources. These terms, however, are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. In contrast, the SEC only permits U.S. companies to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained and incorporated by reference into this MD&A that describes the Company’s mineral deposits may not be comparable to similar information made public by issuers subject to the SEC’s reporting and disclosure requirements applicable to domestic United States issuers.